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                             October 21, 2022

       Yanlai Shi
       Chief Executive Officer
       RYB Education, Inc.
       4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang
       Fengtai District, Beijing 100078
       People   s Republic of China

                                                        Re: RYB Education, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
August 23, 2022
                                                            File No. 001-38203

       Dear Yanlai Shi:

              We have reviewed your August 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

       Response Dated August 23, 2022

       Item 3. Key Information, page 3

   1. We note your response to comment 7 and re-issue in part. We note your proposed cross-
                                                        references to specific
risks, however, please include both the risk factor title and the relevant page number,
not just the risk factor title.
   2. We note your response to comment 8 and re-issue in part. While you propose to disclose that you have relied on
an opinion of counsel to conclude that you have the necessary approvals and
permissions to operate your business, please also include the name of your mainland China counsel.
In addition, while we note the proposed additional disclosure in the risk factor titled
"Our business generates and processes a large amount of data, and
 Yanlai Shi
RYB Education, Inc.
October 21, 2022
Page 2
      we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects" in response to comment 8, it does not appear that this risk factor is cross-referenced, or the proposed additional disclosure included, in your proposed revised disclosure to be added to the introduction of Item 3. Please revise the proposed additional disclosure to be added to Item 3 to explain the basis for your conclusions why you are not required to have a cybersecurity review by the China
      Securities Regulatory Commission or the Cyberspace Administration of
China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameYanlai Shi
                                                             Division of
Corporation Finance
Comapany NameRYB Education, Inc.
                                                             Office of Trade &
Services
October 21, 2022 Page 2
cc:       Yuting Wu
FirstName LastName